Loverly Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2020 through

December 31, 2021

Reviewed by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Loverly Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 22, 2022

To: Board of Directors of Loverly Inc.
        Attn: Kellee Khalil, CEO

Re: 2021-2020 Financial Statement Review

We have reviewed the accompanying financial statements of Loverly Inc. (the "Company"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020 and the related statements of income, equity, and cash flows for the period of January 1, 2020 through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Loverly Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

LOVERLY, INC.
BALANCE SHEET
Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021	2020
Current Assets		
Cash and cash equivalents	$ 4,451	$ -
Accounts Receivable	34,046	46,495
Total Current Assets	**38,496**	**46,495**
Other Assets		
Prepaids	3,975	-
Note Receivable	44,933	82,981
Total Other Current Assets	**48,908**	**82,981**
Property and Equipment		
Machinery and equipment	9,030	9,030
Accumulated Depreciation	(3,149)	(1,575)
Intangibles	536,554	536,554
Accumulated Amortization	(312,554)	(157,407)
Total Fixed Assets	**229,880**	**386,602**
Total Assets	**$ 317,285**	**$ 516,078**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2021	2020
Current Liabilities		
Accounts Payable	$ 75,567	$ 31,864
Credit Cards	24,891	-
Accrued Expense - Other	13,769	52,197
Payroll Liabilities	22,308	4,304
Due to Founder	49,154	19,154
Total Current Liabilities	**185,688**	**107,518**
Long-Term Liabilities		
Convertible Note	-	150,000
EIDL Loan	150,000	150,000
Total Long-Term Liabilities	**150,000**	**300,000**
Total Liabilities	**$ 335,688**	**$ 407,518**
Stockholders' equity		
Common Stock, $0.00001 par value; 12,500,000 authorized; 10,669,000 issued and outstanding	107	98
Additional Paid in Capital	3,005,734	2,855,743
Stock Based Comp	778,328	778,328
Safe Notes	350,000	-
Retained Earnings	(3,525,608)	(3,231,168)
Net Income/Loss	(626,964)	(294,440)
Total Stockholders' Equity	**(18,404)**	**108,560**
Total Liabilities and Stockholders' Equity	**$ 317,285**	**$ 516,078**

The accompanying footnotes are an integral part of the financial statements.

LOVERLY, INC.
INCOME STATEMENT
Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021		2020	
Revenues	$	392,843	$	-
Cost of revenues		22,830		-
Net Profit		**370,013**		**-**
Operating Expenses				
General and administrative		58,481		14
Payroll		471,331		30,000
Professional Services		83,637		1,850
Advertising and Marketing		283,506		106,688
Total Operating Expenses		**896,955**		**138,551**
Other Income/(Expense)				
Depreciation/Amortization		(156,720)		(155,889)
Other income/expense		56,699		-
Total Other Income/(Expense)		**(100,021)**		**(155,889)**
Net Income (Loss)	$	**(626,964)**	$	**(294,440)**

The accompanying footnotes are an integral part of the financial statements.

LOVERLY, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	Common Stock		Additional Paid in Capital	SAFE Notes	Additional Paid in Capital - Stock Comp	Retained Earnings	Total Stockholders' Deficit
	Shares	Value ($ par)					
Balance as of December 31, 2019, as previously stated	9,780,925	98	2,855,743	-	778,328	(3,226,864)	407,305
Prior period adjustments						(4,304)	(4,304)
Balance as of December 31, 2019, as restated	9,780,925	98	2,855,743	-	778,328	(3,231,168)	403,000
Net loss	-	-	-	-	-	(294,440)	(294,440)
Balance as of December 31, 2020	9,780,925	98	2,855,743	-	778,328	(3,525,608)	108,560
Additional Paid-In Capital	888,075	9	149,991	-	-	-	150,000
Issuance of SAFE Notes	-	-	-	350,000	-	-	350,000
Net loss	-	-	-	-	-	(626,964)	(626,964)
Balance as of December 31, 2021	10,669,000	107	3,005,734	350,000	778,328	(4,152,572)	(18,404)

The accompanying footnotes are an integral part of the financial statements.

LOVERLY, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021	2020
Cash Flows from Operating Activities		
Net Income (Loss)	$ (626,964)	$ (294,440)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation & Amortization	156,722	155,889
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	12,449	46,743
(Increase)/Decrease in notes receivable	38,048	(82,981)
(Increase)/Decrease in prepaids	(3,975)	-
(Increase)/Decrease in Software	-	360,000
Increase (Decrease) in accounts payable	20,771	3,640
Increase (Decrease) in deferred revenue	(5,000)	5,000
Increase (Decrease) in settlement payable	(24,263)	24,263
Increase (Decrease) in credit cards	24,891	-
Increase (Decrease) in accruals	31,772	-
Increase (Decrease) in Due to Founder	30,000	19,154
Net cash provided by (used in) operating activities	**(345,549)**	**237,267**
Cash Flows from Investing Activities		
Machinery and Equipment	-	(9,030)
Intangible Assets: Software/Trademarks	-	(528,238)
Net cash used in investing activities	**-**	**(537,267)**
Cash Flows from Financing Activities		
Issuance of Safe Notes	350,000	-
Conversion of Promissory Note to Common Stock	150,000	-
Promissory Note	(150,000)	150,000
EIDL Loan		150,000
Net cash used in financing activities	**350,000**	**300,000**
Net change in cash and cash equivalents	**4,451**	**-**
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	**$ 4,451**	**$ -**
Noncash Investing and Financing Activities		
Conversion of Promissory Note to Common Stock	150,000	-

The accompanying footnotes are an integral part of the financial statements.

LOVERLY, INC.
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

LOVERLY, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on January 7, 2011. The Company is a digital destination for modern couples planning their weddings, its offer free wedding planning tools, expert wedding planning advice, and wedding inspiration through a premium membership. The Company's headquarters are in New York City, New York. The company began operations in 2012 and was temporarily closed between 2017 and 2020. In 2018, the Company repurchased the majority of previously issued shares in an equity reorganization, and in 2021, the Company resumed business activity and began the Company's rebranding efforts.

For the years 2020 and 2021, the Company has relied on contributions from owners, the issuance of convertible notes, and securing loans to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), and funds from revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $4,451 and $0 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021 and 2020 the company had $34,046 and $46,495 of receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Fixed Assets

Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with FASB ASC 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets based on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021 and 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company is taxed as a "C" Corporation. There is a 100 percent valuation allowance against the net operating losses generated by the Company at December 31, 2021 and 2020.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

In accordance with ASC 606 the Company recognizes revenue from contracts with customers using the five-step model as follows:
1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price 10 the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

The Company recognizes revenue when has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The Company generates revenue through media partnerships and various wedding-focused businesses; in addition, the Company collects affiliate revenue for products sold through website referral links. For years ending December 31, 2021 and 2020, the Company recognized $392,843 and $0 in revenue, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02, *Leases*, will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed assets at December 31, 2021 and 2020 consists of the following:

	2021	2020
Intangibles – Software/Trademarks/Domains	536,554	536,554
Computer Equipment and Furniture	9,030	9,030
Accumulated Depreciation/Amortization	(315,703)	(158,981)
Total	$ 229,880	$ 386,602

Depreciation and amortization expenses totaled $156,720 and $155,889 for the years ended December 31, 2021 and 2020, respectively (see Note 2 – Fixed Assets).

NOTE 4 – LOANS

Convertible Note

The Company had executed a Promissory Note in the principal amount of $150,000 dated August 2018 (the "Note"). As of December 2021, the Company had entered into a promissory note conversion for the principal amount of $150,000 where the entire amount of outstanding principal and interest under the Note shall be converted into eight hundred eighty-eight thousand seventy-five (888,075) shares of common stock at $.00001 par value. For years ending December 31, 2021 and 2020, the balance of the convertible note was $0 and $150,000, respectively.

EIDL Loan

In July 2020, the Company received a loan for $150,000 under the Advance on an Economic Injury Disaster Loan ("EIDL"). Interest will accrue at the of 3.75% per annum as such principal and interest will be payable thirty (30) years from the date of loan. As of the years ending December 31 2021 and 2020, the balance of the loan was $150,000.

NOTE 5 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

The Company intends to file its income tax return for the period ended December 31, 2021 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 6 – EQUITY

Common Stock

In 2021, the Company increased its authorized shares of common stock from 10,000,000 to 12,500,000 shares at $0.0001 par value. As of December 31, 2021 and 2020, the Company had 10,669,000 and 9,780,925 shares of common stock issued and outstanding. As of December 31, 2021 and 2020, no preferred stock was issued and outstanding, and subsequent to year end, the preferred share class was elected to be removed in its entirety (see Note 10).

Additional Paid-In Capital – SAFEs

In 2021, the Company has issued SAFEs totaling $350,000. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. Safes totaling $350,000 have a conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $15,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

NOTE 7 – EQUITY-BASED COMPENSATION

In 2013, the Company adopted a 2013 Stock Option Plan ("2013 Plan") which permits the grant or option of shares to its employees for up to 135,336 shares of common stock.

In November 2021, the Company adopted a 2021 Stock Option Plan ("2021 Plan") which permits the grant or option of shares to its employees for up to 1,184,100 shares of common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Lease/License Agreement

The Company entered into a real estate license agreement in March 2021 for the building in downtown New York City with a term of one year. The current amendment requires monthly rental payments of $3,000 and expires March 31, 2022. The Company expects to renew the lease but no formal agreement has been reached. Future rental commitments are as follows for the years ending December 31,

2022	$9,000
2023 and thereafter	$0

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2011 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Tax Notice Received

In April 2022, the Company received a tax notice that informed management that the Company was delinquent in payroll tax remittance dating back to 2016. Management estimates that the tax liability including penalties owed may be in the range of $45,000-$60,000. The Company is in the process of working with the IRS on confirming the final payroll tax balance owed and will record a payroll tax payable once the balance can reasonably be ascertained.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in common stock. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through NetCapital (the "Intermediary"). The Intermediary will be entitled to receive a 4.9% commission fee of total proceeds issued in this offering.

Marketing Services Agreements

In Q1 2022, the Company entered into marketing services agreements with two exclusive brands. In exchange the Company will provide each distinct partner brand 1) creative services including content strategy, social media content, and project management as well as 2) deliverables and distribution which includes email marketing, lead funnel, and category-specific course sponsorships. The Company will perform work on the monthly project fee basis as outlined in their respective statements of work.

Management's Evaluation

Management has evaluated subsequent events through April 22, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.